Issuer Free Writing Prospectus dated May 6, 2019
Filed Pursuant to Rule 433(f) under the Securities Act of 1933
Relating to the Preliminary Prospectus dated April 26, 2019
Registration Statement No. 333-231041
SLACK TECHNOLOGIES, INC.
This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-231041) (the “Registration Statement”) that Slack Technologies, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.
On April 30, 2019, a televised interview was aired on CNBC that included unauthorized statements by Chamath Palihapitiya, one of the Company’s directors, regarding the Company, its registration with the SEC, and its expected listing of its Class A common stock on the New York Stock Exchange. An excerpt of the transcript containing statements about the Company is attached as Appendix A.
The Company was not involved in any way in the interview or the preparation of the statements made by Mr. Palihapitiya in the interview and had no knowledge of the interview or the statements made by Mr. Palihapitiya until after the interview was aired. CNBC is not affiliated with the Company, and no payment was made nor was any consideration given to CNBC by or on behalf of the Company in connection with the interview of Mr. Palihapitiya.
You should not consider the statements in the interview as set forth in the transcript attached as Appendix A in making your investment decision. You should make an investment decision only after carefully evaluating all of the information in the preliminary prospectus contained from time to time in the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the section titled “Risk Factors” in the preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.
The statements made by Mr. Palihapitiya and the other persons in the interview do not reflect the Company’s views and are not endorsed or adopted by the Company. The Company specifically disclaims the statements made by Mr. Palihapitiya in the interview. Further, the Company notes that Mr. Palihapitiya made several statements in the interview that could be understood to imply or suggest a comparison between the Company and other high-profile public companies and the Company disavows any such comparisons, whether intentional or unintentional.
Mr. Palihapitiya’s statements should not be considered offering material with respect to the Company’s proposed registration with the SEC and listing of the Company’s Class A common stock on the New York Stock Exchange or otherwise.
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans, or intentions. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in the preliminary prospectus contained within the Registration Statement. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where expressly required to do so by law. Please refer to the section of the preliminary prospectus contained within the Registration Statement titled “Special Note Regarding Forward-Looking Statements” for more information.
The Company has filed a registration statement (including a prospectus) with the SEC relating to its Class A common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and its Class A common stock. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by email at ir@slack-corp.com.

Appendix A
Excerpts from Transcript of CNBC Interview with Chamath Palihapitiya: Statements related to Slack Technologies, Inc.
Tuesday, April 30, 2019
“Chamath Palihapitiya, early Facebook executive and founder of Social Capital, sits down with CNBC’s Scott Wapner to discuss investment strategy and why he’s now a critic of Facebook.”

Chamath Palihapitiya
You know, one of our biggest investments is a company called Slack, and I still think to myself, why did we not just lead every single round and write the entirety of the fund into that company. It was obvious from day one that Stewart Butterfield is an iconic CEO, and that Slack is going to be one of the most important tech companies in the world. The reason I didn’t do it, Scott, was because I was running a fund, and I had employees, and I needed to generate fees, and these funds had LPs. All these mechanics and guardrails that were not necessarily coupled with making the most amount of money, it was coupled with the business model of being in the investment life cycle, and having the freedom now to step away from it, I took it; and I think it’s an incredibly exciting time for me personally, although it can be very jarring and upsetting for those investors who now have to go and find other places, probably not as good, to allocate their money.

Scott Wapner (CNBC host)
You brought up Slack, so let’s go there. You own 10% of the Company? You’re on the Board. I know you’re limited about what you can say as a result of all of that, but when can we expect it, and why the direct listing, and do you agree with that decision?

Chamath Palihapitiya
I love it. I mean I think that the decision making that Stewart has taken is incredible, both in the way that he’s built the company. He is transforming the culture. He understands the product to a level of sophistication that I have not seen since Facebook. You know, when I was in the bowels of Facebook building that machinery, what I saw was a team that really understood product market fit, and the power of network effects, and why that created an incredibly subsidized business, a thing that could expand all over the world at marginally zero cost. The only company in the world that looks like that today that is not yet public is called Slack, and it will be soon. And so, from that perspective I think it is the most incredible business that we have seen probably the next closest thing to it is a company that just went public recently, which is Zoom.

Scott Wapner
So, we obviously talk a lot about, you know, these hot new IPOs coming to market, valuations, you know, some suggest, you know, some are getting a little over their skis the way that these numbers have been pushed up. Do you agree with that? You look at all of these that have come out recently.

Chamath Palihapitiya
So, look, another big reason why, you know, I took a step back from the traditional investing game is that that game is in part rigged but it’s also in part fundamentally broken. Why? Because as you raise more and more funds with the goal of just generating fees, you need to allocate those into companies that are seemingly reasonable where you won’t lose your job. What that’s resulted over the last five years is an enormous glut of money that has gone into enterprise software businesses. Why? Because there isn’t this binary product market fit risk bet. There is some revenue. You’re selling a product to a customer who is willing to pay for it. But the dirty underbelly of all enterprise businesses is that you spend an enormous amount of money on sales and marketing. So much so that right now most of those companies have no line of sight to being profitable, and some of those companies are actually gross margin negative. And they’re all raising capital from venture capitalists on the back of this idea of growth. Growth, growth, growth. Now I look at that, and I say to myself, all of these venture investors are telling me that because they like enterprise, I actually should take a step back. When they are greedy, I am fearful. I particularly don’t like the enterprise space. Ex- of Slack and probably Zoom. And there’s maybe a handful of others around the edges, but beyond that, I would not put a single dollar in enterprise. It is overbuilt, it’s over invested. They’re highly, highly unprofitable, and the real winner is Facebook, Google, Amazon and Microsoft. So, from my perspective, the actual companies of value right now are consumer. Look at the multiples of Facebook for the amount of cash they generate. Look at the multiples of Google. Look at Amazon themselves. Those are incredible businesses that you can own which are much, much better bets.

Scott Wapner
Well you’re describing sort of obviously well-established and thriving businesses. I’m somewhat surprised to hear you say that the enterprise side is the one that’s overvalued, whereas the consumer side.

Chamath Palihapitiya	It’s because investors.
Scott Wapner	Looks reasonably valued, when a lot of the consumer companies are not profitable and have no roadmap really to profitability.
Chamath Palihapitiya
No, I think the conventional wisdom there, is a little mis-set. Again, I think that right now investors have a tendency to be late to the party, and when the music is on, as my friend Bill Gurley says, they love to dance. And right now, the enterprise world is the one where investors can look smart enough to their LPs to raise subsequent funds which is really a back door mechanism to just generate more fees, and pay themselves a salary. And so, enterprise as a class is very challenged. There are a few, like Slack, which are exemplary, but most, we will find are incredibly overbuilt, overstaffed, and very difficult to get to long-term sustainable profitability without being acquired by the big stalwart enterprise companies.

Scott Wapner
I mean, there’s a – you know, Snowflake is one that’s hanging out there. We discussed it with our multitude of guests yesterday. That’s in the enterprise space, the data cloud storage. The hot area. You don’t, you know, you look at two companies in the enterprise space – let’s say Zoom and Slack, and then everything else is garbage?

Chamath Palihapitiya
Again, if you need to spend money to acquire customers, if I’m a buyer of stocks, what I will tell you is, be very careful of the company that fundamentally does not have a product that is compelling enough to win customers naturally, and that the way you overcome a reluctance to use one’s product is through the brute force use of money. By hiring salespeople, by spending on ads, by taking them to events and to dinners. If you as an investor look at those line items in a company, you will understand how good the product is or isn’t. And then, subsequently, what one should look at is how obvious it is for them to generate an incremental dollar from the dollar they’ve spent, or what we call negative dollar churn. And when you look at those, what you see are companies that are awash in horrible business practices and fundamentally crippled businesses that are subscale. And so, if you like the enterprise, which I do, you want to find ones that have a natural law of expansion that is not coupled from how they spend money. There’s Slack, and then there’s Zoom. Everything else, as far as I can tell – literally everything else, you have to spend money to make money, and unfortunately the money you make right now is at best break even, and sometimes less than what you spend. That is not the economics of how one makes a sustainable legacy business.

Scott Wapner	Would you buy Uber, then, on the IPO.
Chamath Palihapitiya
Well, you know, the Uber / Lyft companies to me represent a very different example than enterprise and consumer, quite honestly. I think that what these are, are utilities; and when you look at a utility from my perspective, what I look at is the cost of capital. Why? Because these businesses really represent the spending of money to acquire drivers and eventually, I suspect, to acquire physical assets that they will need to put on the road to provide enough liquidity to maximize consumer demand. When you say it in that way, Uber and Lyft sound very similar to airlines, to other modes of transportation, and in all of these things what you see is a race that is bound by the cost of capital, meaning over time in scale companies who have a cheap way of generating cash, meaning going to the capital markets, to the debt markets, they will compete. Why? Because it is cost effective for them to do so. And the unit of competition is not that unique in and of itself. The people will drive for multiple services, the cars themselves are assets that will be used across multiple services, and so, my perspective is, it’s a huge consumer win, and the ones that are at scale, like Uber and Lyft, will do well. From my portfolio at this point at $100 billion and $25 billion valuations, I think there are much more interesting businesses that you can buy that can trade on growth and profitability and not cost of capital.

Scott Wapner	Do you like one over the other when it comes to Uber or Lyft? Or do you view them in the same prism?
Chamath Palihapitiya	Well, I think I view them in the same prism. I think that if you need to buy the winner in the category with optionality in other businesses, one probably has to buy Uber simply because.
Scott Wapner	Eats and all these other areas, that they can monetize?
Chamath Palihapitiya
Exactly. Uber Eats, it gives you international exposure. It’s not clear where the real profitable markets are. The profitable markets, if they are not the tier one cities, then Lyft wins. But if they are the tier one cities all over the world, then Uber wins. If it’s actually just an investment in Eating, then Uber Eats wins. If it’s actually an ownership in DD, then Uber wins. So it’s very complicated how one makes the decision. You either buy both or you buy neither, and I choose to just own Slack.

Scott Wapner	And a nice piece of it.